MO R S E,  Z E L N I C K,  RO S E  &  LA N D E R
A  L I M I T E D  L I A B I L I T Y  P A R T N E R S H I P

405 PARK AVENUE
NEW YORK, NEW YORK 10022-2605
212-838-1177
FAX – 212-838-9190

August 19, 2008

WRITER’S DIRECT LINE
(212) 838-8599

Mr. Mark Rakip, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Rodman & Renshaw Capital Group, Inc. Item 4.01 Form 8-K Filed August 19, 2008 File No. 1-33737

Dear Mr. Rakip:

          As counsel to Rodman & Renshaw Capital Group, Inc. (the “Company”), we have prepared this letter on the Company’s behalf in response to the Staff’s comment letter dated August 19, 2008 (the “Comment Letter”) regarding the above-referenced Form 8-K (the “Current Report”).

          For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter above the Company’s response.

          If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

Form 8-K filed August 19, 2008

   1.       We note your disclosure under Item 304(a)(l)(iv), related to disagreements, applies to the past two fiscal years and the interim period through June 30, 2008, but does not appear to address the subsequent interim period through the dismissal date of August 14, 2008 as is required under this rule. Please amend your Form 8-K filing in accordance with Item 304 of Regulation S-K to cover the subsequent interim period between June 30, 2008 and August 14, 2008.

We have revised and filed an amendment to the Current Report to refer to the subsequent interim period between June 30, 2008 and August 14, 2008.

          As requested, the Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ John C. Hui
John C. Hui